DAWN PACIFIC MANAGEMENT LTD.
suite 400, 455 Granville Street
Vancouver, British Columbia, V6C 1T1
Ph: (604) 682-3701 Fax (604) 682-3600

March 12, 2002

B.C. Securities Commission
P.O. Box 10142 Pacific Centre 701
W. Georgia Street Vancouver, BC

Dear Sirs:

Re: Annual General Meeting Notices for the following: Avino Silver & Gold Mines

Ltd., Berkley Resources Inc., Coral Gold Corp., Bralorne-Pioneer Gold Mines Ltd., Mill Bay Ventures, Levon Resources Ltd, and Gray Rock Resources Ltd.

Please find enclosed Notice of the Companies’ Annual General Meeting.

Yours truly,

DAWN PACIFIC MANAGEMENT LTD.

Signed:

Andrea D. Regnier

cc: Ontario Securities Commission CDNX Toronto Stock Exchange Montreal Trust Company Pacific Corporate Trust Company Salley Bowes Harwardt

Attn: Paul Bowes